UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

January 3, 2008

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Bermuda

(Jurisdiction of incorporation or organization)

Century House

16 Par-La-Ville Road

Hamilton HM HX

Bermuda

(441) 296-2500

(Address and telephone number, including area code, of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Re-entry into the Refrigerated Container Market”, dated January 3, 2008.

Exhibits

1.	Press release dated January 3, 2008.

Exhibit 1

Textainer Group Holdings Limited Reports Re-entry Into the Refrigerated Container Market

HAMILTON, Bermuda, Jan 03, 2008 (BUSINESS WIRE) – Textainer Group Holdings Limited (NYSE: TGH) (“Textainer” or the “Company”), the world’s largest lessor of intermodal containers based on fleet size, today reported that it has re-entered the refrigerated container market segment. Textainer has ordered 800 40’ High Cube reefers with Carrier and Daikin machinery for delivery in January 2008.

“We have analyzed the reefer market frequently since exiting this segment in the 1990’s, but until now, decided not to buy new refrigerated containers,” said John A. Maccarone, President and CEO of Textainer.

“Due to attractive prices for new reefer containers, and the anticipation that our customers may choose to lease a larger percentage of their total reefer requirements, we feel this is the right time to re-enter the market We feel that we can place at least $30 million worth of reefers into attractive long term leases in 2008, which would increase our capital expenditure (CAPEX) by about 10% above our original budget. We already have sales/marketing and operations/technical expertise in-house, and reefers are leased by our existing customer base which is supported by our current sales team. Therefore, the incremental overhead costs to Textainer are almost zero,” he added.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts, and include statements concerning the Company’s desire and ability to increase the size of its owned container fleet. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results.

The Company’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this statement. The Company is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes the Company may make in its views, estimates, plans or outlook for the future.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. We have a total of more than 1.3 million containers, representing over 2,000,000 twenty-foot equivalent units (TEU), in our owned and managed fleet. We lease containers to more than 300 shipping lines and other lessees. We principally lease dry freight containers, which are by far the most common of the three principal types of intermodal containers. We have also been one of the largest purchasers of new containers among container lessors over the last 12 years. We believe we are also one of the largest sellers of used containers, having sold an average of more than 45,000 containers per year for the last five years. We provide our services worldwide via a network of 14 regional and area offices and over 300 independent depots in more than 130 locations.

CONTACT: Textainer Group Holdings Limited

Mr. Tom Gallo, 415-658-8227

Corporate Compliance Officer

ir@textainer.com

Source: Textainer Group Holdings Limited

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 3, 2008

Textainer Group Holdings Limited

By:	/s/ John A. Maccarone
John A. Maccarone
Chief Executive Officer

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